                      (Financial Information Extracted From
                        the Company's Form 10-K for each
                 of the years ended December 31, 1998 and 1997)



                           CONSOLIDATED BALANCE SHEETS
                  (US DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                      DECEMBER 31,
                                                                        ----------------------------------------
                                                                               1998                 1997
                                                                        -------------------  -------------------
ASSETS

Utility Plant
  In service
    Production                                                          $           110,454  $            85,329
    Transmission                                                                     12,770               10,833
  Construction work in progress                                                      55,278               54,466
  General Property                                                                    6,157                5,434
                                                                        -------------------  -------------------
                                                                                    184,659              156,062

  Less accumulated depreciation                                                      43,278               39,750
                                                                        -------------------  -------------------

Net utility plant                                                                   141,381              116,312
                                                                        -------------------  -------------------

Current assets
  Cash and cash equivalents                                                           4,477                1,453
  Temporary investments at fair market value (includes restricted                     9,236               66,227
    collateral deposits of $371 in 1998 and $3,410 in 1997)
  Accounts receivable, net                                                            8,610                7,489
  Materials and supplies                                                              1,440                3,004
  Prepaid expenses                                                                    1,707                1,003
                                                                        -------------------  -------------------

Total Current Assets                                                                 25,470               79,176
                                                                        -------------------  -------------------

Other assets                                                                          2,745                2,906
                                                                        -------------------  -------------------

Total Assets                                                            $           169,596  $           198,394
                                                                        ===================  ===================

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity
  Common shares, without par value (13,066,803 authorized,
    4,202,575 issued and outstanding)                                   $            55,247  $            55,247
  Additional capital                                                                 14,493               14,493

  Unrealized loss on temporary investments                                               --                  (14)
  Earnings reinvested                                                                11,721                6,557
                                                                        -------------------  -------------------

Total Shareholders' Equity                                                           81,461               76,283
                                                                        -------------------  -------------------

Long-term debt                                                                       68,700               70,964
Provision for severance indemnities                                                   3,838                3,649
                                                                        -------------------  -------------------
                                                                                     72,538               74,613
                                                                        -------------------  -------------------

Current liabilities
  Accounts payable                                                                    7,393                6,058
  Current portion of long-term debt                                                   6,303                2,647
  Dividends payable                                                                      --               34,965
  Other liabilities
    Taxes on income                                                                   1,560                2,269
    Other taxes                                                                         331                1,361
    Other                                                                                10                  198
                                                                        -------------------  -------------------

Total Current Liabilities                                                            15,597               47,498
                                                                        -------------------  -------------------

Contingencies and commitments (Note 6)                                                   --                   --
                                                                        -------------------  -------------------

Total Shareholders' Equity and Liabilities                              $           169,596  $           198,394
                                                                        ===================  ===================


          See accompanying Notes to Consolidated Financial Statements.

                           CONSOLIDATED STATEMENTS OF INCOME
                (US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATE)

                                                            YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------
                                                          1998                 1997
                                                    ------------------  -------------------
Operating revenue                                   $           23,739  $            21,676

Operating expenses
  Operations                                                     9,759               10,136
  Maintenance                                                    2,738                1,716
  Depreciation                                                   4,210                3,306
  Taxes, other than income taxes                                   857                  783
  Stock options compensation                                        --                   --
                                                    ------------------  -------------------
Total operating expenses                                        17,564               15,941
                                                    ------------------  -------------------

Operating income (loss)                                          6,175                5,735
                                                    ------------------  -------------------

  Sale of distribution subsidiaries                                 --                   --
  Interest capitalized                                           4,787                2,808
  Other, principally interest income                             1,807                1,733
  Expenses relating to change of control of the
    Company                                                         --                   --
                                                    ------------------  -------------------
Total other income                                               6,594                4,541
                                                    ------------------  -------------------

Income before interest charges and income taxes                 12,769               10,276
Interest charges                                                 7,489                1,577
                                                    ------------------  -------------------
Income before taxes                                              5,280                8,699
Income tax                                                         116                2,504
                                                    ------------------  -------------------

Net income                                          $            5,164  $             6,195
                                                    ==================  ===================

Average common shares outstanding                            4,202,575            4,202,575
                                                    ==================  ===================

Earnings per common share                           $             1.23  $              1.47
                                                    ==================  ===================

          See accompanying Notes to Consolidated Financial Statements.

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                (US DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                      UNREALIZED
                                                                                        LOSS ON          TOTAL
                                            COMMON       ADDITIONAL     EARNINGS       TEMPORARY     SHAREHOLDERS
                                            SHARES        CAPITAL      REINVESTED     INVESTMENTS        EQUITY
                                        -------------  -------------  -------------  -------------  ----------------
BALANCE DECEMBER 31, 1995               $      55,237  $       9,805  $      51,267  $        (149) $        116,160

   Net income for year                             --             --          8,434             --             8,434
   Increase in share capital                       10             --             --             --                10
   Dividends paid ($0.80 per share)                --             --         (3,361)            --            (3,361)
   Unrealized loss on temporary
     investments                                   --             --             --            (24)              (24)
   Stock options compensation                      --          4,688             --             --             4,688
                                        -------------  -------------  -------------  -------------  ----------------

BALANCE DECEMBER 31, 1996               $      55,247  $      14,493  $      56,340  $        (173) $        125,907

   Net income for year                             --             --          6,195             --             6,195
   Dividends paid ($13.32 per share)               --             --        (55,978)            --           (55,978)
   Unrealized gain on temporary
     investments                                   --             --             --            159               159
                                        -------------  -------------  -------------  -------------  ----------------

BALANCE DECEMBER 31, 1997               $      55,247  $      14,493  $       6,557  $         (14) $         76,283


   Net income for year                             --             --          5,164             --             5,164
   Unrealized gain on temporary
     investments                                   --             --             --             14                14
                                        -------------  -------------  -------------  -------------  ----------------

BALANCE DECEMBER 31, 1998               $      55,247  $      14,493  $      11,721  $          --  $         81,461
                                        =============  =============  =============  =============  ================


           See accompanying Notes to Consolidated Financial Statements

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN US DOLLARS, IN THOUSANDS)


                                                                     YEARS ENDED DECEMBER 31,
                                                    -------------------------------------------------------------
                                                          1998                 1997                  1996
                                                    ------------------  --------------------  -------------------
Cash flows from operating activities
 Net income                                         $            5,164  $             6,195
 Adjustments to reconcile net income to cash
   provided by (used in) operating activities:
   Profit on sale of subsidiaries                                   --                   --
   Depreciation                                                  4,210                3,306
   Provision for indemnities                                       586                  746
   Interest capitalized                                         (4,787)              (2,808)
   Stock options compensation                                       --                   --
   Other - net                                                     106                 (713)
(Increase) in accounts receivable                               (1,121)                 (18)
Decrease (Increase) in materials and supplies                    1,565                  975
(Increase) Decrease in prepaid expenses                           (704)                  44
Increase in accounts payable                                     1,335                  207
(Decrease) Increase in taxes payable                            (1,740)              (1,786)
(Decrease) Increase in other liabilities                          (188)                 (30)
Indemnities paid                                                  (398)                (223)
                                                    ------------------  -------------------

 Net cash provided by (used in) operating                        4,028                5,895
 activities
                                                    ------------------  -------------------

Cash flows from (used in) investing activities
 Utility plant additions                                       (25,181)             (38,738)
 Cash received from disposal of subsidiaries net
   of cash disposed and of related expenses                         --                   --
 Net (Increase) Decrease in temporary
   investments                                                  56,990               (9,198)
 Other - net                                                       762                1,106
                                                    ------------------  -------------------

 Net cash (provided by) used in investing
 activities                                                     32,571              (46,830)
                                                    ------------------  -------------------

Cash flows from (used in) financing activities
 Proceeds from long-term debt                                   13,300               61,700
 Payment of long-term debt                                     (11,910)              (1,323)
 Payment of dividends                                          (34,965)             (21,013)
                                                    ------------------  -------------------

 Net cash (used in) provided by financing
 activities                                                    (33,575)              39,364
                                                    ------------------  -------------------

 Net increase (decrease) in cash and cash
   equivalents                                                    3,024               (1,571)              (5,133)
 Cash and cash equivalents at beginning of period                 1,453                3,024                8,137
                                                     ------------------  -------------------  -------------------

 Cash and equivalents at end of period               $            4,477  $             1,453  $             3,024
                                                     ==================  ===================  ===================




                 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION


                                                            1998                 1997                 1996
                                                      ------------------  -------------------  ------------------
 Cash paid during the period for:
 Interest (net amount capitalized)                    $        2,702      $       (1,231)      $          (92)
 Income tax and withholding tax on branch income      $        2,223      $        4,372       $        2,776


           See accompanying notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996
(IN THOUSANDS, EXCEPT SHARE, PER SHARE DATA AND EXCHANGE RATE DATA)

1.       CHANGE OF CONTROL

         In December 1996, NRG Energy and Nordic Power Invest AB, together through Tosli Investments B.V., a Netherlands limited liability company, purchased 96.6% of the Company's common stock, pursuant to a cash tender offer for all the outstanding shares of the Company at $43 per share. As a result of this transaction the Company incurred non-recurring expenses amounting to $10,355. Of this amount, $6,437 related to stock options compensation (see note
2g) and $3,918 were spent in respect of legal, financial and printing costs.

2.       ACCOUNTING PRINCIPLES

         A.       USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates used are reasonable.

         B.       CONSOLIDATION POLICY

         The financial statements at December 31, 1997 and 1996 include the accounts of the Company's Head Office and Bolivian Branch. The consolidated financial statements at December 31, 1998 include the accounts of the Company and of Servicios Energeticos S.A., the Company's wholly-owned subsidiary.

         C.       GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in U.S. Dollars, the functional currency of the Company.

         D.       UTILITY PLANT AND RELATED MATERIALS

         Properties and related materials are stated at cost. In accordance with a resolution of the Government Regulatory Board, depreciation is provided on a straight line basis over estimated service lives for different types of facilities which range between 5 and 40 years. Charges for maintenance and repairs are expensed as incurred and costs of renewals and improvements are capitalized.

         Interest expense from funds used during construction is capitalized and allocated to work in progress at rates permitted in the Bolivian Electricity Code or at actual rates paid to lenders.

         E.       TEMPORARY INVESTMENTS

         The Company accounts for investments in securities for sale at their fair market value, reporting unrealized holding gains and losses separately in shareholders' equity. Unrealized gains of $14 and $159 have been reported at December 31, 1998 and 1997, respectively, and an unrealized loss of $24 has been reported at December 31, 1996.

         F.       CASH FLOWS

         For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

         G.       EARNINGS PER COMMON SHARE

         Earnings per Common Share are calculated by dividing net income by the average number of outstanding Common Shares.

         H.       STOCK OPTIONS ACCOUNTING

         A. On May 4, 1994, the Company adopted a Stock Option Plan that provides for the issuance of stock options at not less than the fair market value of the underlying stock on the date the options were granted. Prior to the change of control of the Company on December 20, 1996, options to purchase 107,760 shares had been granted to certain officers, directors and employees (the "Optionees") of the Company, of which 25,380 were exercisable.

         On December 20, 1996, pursuant to the change of control of the Company, the stock options granted to the Optionees were terminated, and the Company paid the Optionees the amount equal to the excess of the tendered price for the purchase of the Company's common stock over the exercise price for each share covered by the options. The total amount charged to income in relation to the termination of these stock options was $1,749.

         In addition, in 1996, the Company charged $4,688 as stock options compensation to three executive officers of the Company pursuant to the termination of the agreement by which Liberty Power/Cogentrix Bolivia Inc. ("Liberty Power/Cogentrix"), which owned 719,206 shares or 17.1% of the outstanding common stock of the Company prior to the change of control of the Company, had granted to three executive officers of the Company (the "Officers") options (the "Options") to purchase an aggregate of 431,523 of the shares (the "Shares") owned by Liberty Power/Cogentrix. The Options were granted at the approximate time Liberty Power/Cogentrix acquired its 17.1% interest in the Company in November 1994.

         The price per share paid by the Officers upon the termination of the Options is equal to the greater of: (i) $25.00 per share plus 5% per year compounded annually or (ii) $25.00 per share, plus 100% of the cumulative increase (if any) in the consolidated shareholders' equity per share of common stock of the Company determined in accordance with U.S. generally accepted accounting principles, in each case from the date the Options were granted to the date of termination.

         Since the Options are considered to be variable price options, the beneficiaries of the Options were officers of the Company and as Liberty Power/Cogentrix owned more than 10% of the common stock of the Company at the date the Options were granted, under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, the benefits received had to be recorded as compensation in the Company's Income Statement. Consequently, as the Options were terminated upon the change of control of the Company, the accounting provisions for the Options require that the excess, if any, of the tendered price of the common stock of the Company over the price of the Options must be recorded by the Company as compensation expense even though there is no actual cost to the Company. Such excess is recognized as a charge to income with a corresponding credit to Additional Capital within the

Shareholders' Equity section of the Consolidated Balance Sheet. This charge had no effect on the Company's cash flow and will not be recurring in the future.

         B. In 1997 the Company granted 83,500 stock options to management. During 1998, 73,800 of these options were forfeited because the beneficiaries left the Company. Consequently the total number of stock options outstanding at December 31, 1998 amounts to 9,700 shares. The pro-forma effect of accounting for the compensation cost of the outstanding stock options at December 31, 1998, in accordance with SFAS 123 under which compensation cost of stock options is determined based on the fair value of the options at the grant date, is not significant in the results of operations and in earnings per share in 1998 and 1997.

         I.       REPORTING COMPREHENSIVE INCOME

         FAS 130, Reporting Comprehensive Income, states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. At December 31, 1998, 1997 and 1996 there were no significant items to be reported as Comprehensive Income in a separate financial statement.

         J.       NEW ACCOUNTING PRONOUNCEMENTS

         The following accounting pronouncements, which are not yet effective, FAS 133 - Accounting for Derivative Instruments and Hedging Activities -, SOP
98.1 - Accounting for the Costs of Computer Software Developed or Obtained for Internal Use - and SOP 98.5 - Reporting on the Cost of Start Up Activities - are not expected to have a significant impact on the Company.

3.       SALE OF DISTRIBUTION SUBSIDIARIES

         In order to comply with the Bolivian Electricity Law which was enacted in December 1994, (see note 6a), on December 15, 1995 the Company entered into a Stock Purchase Agreement (the "Agreement") with Iberdrola Investimentos Sociedade Unipessoal L.D.A., a Portuguese company ("Iberdrola"), which is a wholly-owned subsidiary of Ibedrola S.A., a Spanish electric utility, providing for the sale to Iberdrola of three of the Company's subsidiaries (Electropaz, ELF and CADE) for an aggregate cash price of $65,300 (the "Purchase Price"). This Purchase Price was subject to closing adjustments discussed below. The closing of the Agreement was held on January 11, 1996.

         On the closing date, Iberdrola paid to the Company $57,500 in cash and deposited $7,800 in an escrow account pending the satisfaction of certain conditions. Of the $7,800 deposited in escrow on the closing date, $6,000, $1,400 and $400 were was released to the Company in February and July 1996 and in November 1997, respectively, upon the resolution of certain outstanding issues.

         In accordance with the Agreement an adjustment of $513 subsequently was agreed to between the Company and Iberdrola, resulting in an increase in the Purchase Price from $65,300 to $65,813.

4.       RATE OF RETURN

         Pursuant to the provisions of the Bolivian Electricity Code and of the Concession (see Note 6a) granted by the Government of Bolivia in 1990 and its subsequent amendments, the Company is entitled to earn on its U.S. Dollar rate base, consisting of net fixed assets at historical cost in U.S. Dollars and working capital and materials up to certain limits, a return of 9% after all operating expenses, depreciation, taxes and interest expense in excess of 6% on borrowings. The Electricity Code also provides for the adjustment of rates to compensate the Company for any shortfall or to recapture any excess in the Company's actual rate of return during the previous year.

         The generation rates granted to the Company by the Superintendency of Electricity in February 1996 subsequent to the divestiture of the Company's distribution activities - enabled the Company to earn a 9.15% return in 1996. Based on a further rate increase granted to the Company in February 1997, the Company's return in such year was 9.5%.

         On October 31, 1997 the Company presented to the Superintendency of Electricity a rate case study requesting rate increases of 20.9% in 1998 and 20.7% in 1999, with no increases required in 2000 and 2001. On August 28, 1998, the Superintendency of Electricity issued a Resolution granting the Company rate increases of 14.3%, 12.3% and 15.4% as from September 1, 1998, May 1, 1999 and November 1, 1999, respectively. The Company is not in agreement with certain issues taken into account by the Superintendency of Electricity in the determination of these rate increases, as the increases granted do not enable the Company to obtain, both in 1998 and 1999, the 9% rate of return to which it is entitled. The Company therefore filed a petition with the Superintendency of Electricity requesting a review of certain aspects of the determination of the above-mentioned rates.

         As the Company's return in the year 1998 was 6.3% on January 14, 1999 a further rate case study was filed by the Company with the Superintendency of Electricity, in which the Company requests a 23% rate increase as from January 1, 1999, over and above the increases already granted and which are described in the previous paragraph. By letter dated February 24, 1999, the Superintendency of Electricity indicated that a review of the Company's rate case study will be conducted as from mid - March 1999. The Company cannot predict the final outcome of this matter.

         The amount of the shortfall in revenue required to obtain the 9% rate of return is approximately $2,400. The Company has not recognized this amount in the 1998 financial statements.

         Pursuant to an agreement between the Company and the Government Regulatory Board dated May 4, 1990, the Company agreed to waive $40,788 of a total of $53,788 of accumulated deficits in rates of return for the period 1968 through December 31, 1989. The balance of $13,000 of such deficit will also be waived by the Company in the event of a favorable outcome for the Company of the legal proceeding mentioned in note 6b. In the event of an adverse ruling the Company believes that any obligation arising therefrom will be offset against such amount. Should the compensation be disallowed by the Courts, the payment of this obligation may be recoverable through rates to consumers.

5.       INCOME TAXES

         The Company is subject to a 25% income tax and must withhold 12.5% on profits credited to the Head Office. The Company is also permitted to recover these taxes through rates it charges to its consumers.

         The effective tax rate of 2.2% in 1998, 28.8% in 1997 and 29.3% in 1996 differs from the above-mentioned tax rates because the Company had income and expenses outside Bolivia which are not subject to or deductible against Bolivia tax, the Company had recovery of income tax as a credit against revenue tax and because in 1998, as permitted by Bolivian tax legislation, the Company's Bolivian Branch profits will be allocated for reinvestment and consequently the 12.5% withholding tax does not apply. At December 31, 1998, 1997 and 1996 there were no significant tax timing differences which should be deferred in accordance with the Statement of Financial Accounting Standards No. 109, accounting for Income Taxes.

6.       CONTINGENCIES AND COMMITMENTS

         a. The Company operates under a 40 year concession (the "Concession") from the Government of Bolivia to generate electricity as a public utility. The term of the Concession commenced on October 1, 1990, and expires on September 30, 2030.

         Amendments to the Concession were introduced on December 30, 1994 and March 17, 1995 by Supreme Resolutions of the Bolivian Government in order to conform to the new Electricity Law enacted by the Bolivian Congress on December 21, 1994. The new Electricity Law requires the separation of the generation, transmission and distribution activities of the electric industry and requires entities which control more than one such activity, including the Company, to divest themselves of control of the other activities.

         In order to comply with the new Electricity Law the Company formed a new subsidiary, Electropaz, which held the Company's La Paz Division distribution assets and which was divested, together with two other Company subsidiaries, ELF and CADE, on January 11, 1996 (see Note 3).

         On February 2, 1995 a 40 year distribution concession (the "Distribution Concession") for the cities of La Paz and El Alto and surrounding areas was granted to the Company by a Supreme Resolution of the Bolivian Government. Pursuant to the provisions of the Distribution Concession, the Company transferred the Distribution Concession to Electropaz in December 1995.

         The Company has entered into a Supply Contract with Electropaz which provides that the Company shall sell to Electropaz, and Electropaz shall purchase from the Company, all of the electricity that the Company can supply, up to the maximum amount of the electricity required by Electropaz to supply the requirements of its concession area. The Electricity Supply Contract expires in December 2008.

         The Company also sells power on a wholesale basis to its former subsidiary, ELF, which distributes electricity to the city of Oruro. On January 10, 1996, the Government Regulatory Board granted ELF a 40-year concession for distribution in the City of Oruro. On February 26, 1996 and Company and ELF entered into a long-term Electricity Supply Contract on substantially similar terms as the Electricity Supply Contract between the Company and Electropaz.

         b. In January, 1987, claimants purporting to represent a class comprised of the Company's rate payers commenced a legal action against the Company alleging that the Company had included unauthorized rate increases in its bills to rate payers. In February, 1987, the Superior Court of Justice of the District of La Paz ("Superior Court") ruled that the action was unfounded.

         On appeal, the Supreme Court reversed the lower court ruling and the case was referred to the Government Regulatory Board to establish the amounts by which such claimants were overcharged, if any. The Government Regulatory Board ascertained that the claimants were not registered as customers of the Company, and so informed the court.

         The claimants insisted that this is a class action case on behalf of all consumers, and that it be resubmitted to the Government Regulatory

Board. Upon resubmission by the claimants, the Government Regulatory Board certified that under the terms of the Bolivian Electricity Code no overcharges had taken place. This certification was again rejected by the claimants. On September 26, 1989, the Superior Court ruled that since the Supreme Court decision did not establish the amount of the claim, the amount must now be determined by the courts through the regular channels of Ordinary Proceedings. On July 27, 1996 a Bolivian court ruled that the claimants had abandoned their claim due to their failure to pursue action within the statutorily prescribed period. The claimants appealed this ruling on May 30, 1997 and on March 7, 1998 the Superior Court upheld the claimants appeal. The action has now returned to the Courts who must rule on an uncertainty regarding the good standing of the claimants legal representation, prior to any other further ruling.

         The Company is unable to predict the ultimate resolution of this matter, but in the event of an adverse ruling, an unwaived balance of $13,000 of accumulated deficits in rates of return at December 31, 1989, may be used to offset any obligation arising therefrom, or the payment of any obligation may be recoverable through rates to customers (See Note 4).

         c. On August 10, 1998 a challenge to the Company's concession was filed under administrative process by Eduardo Belmonte, a private citizen of Bolivia, before the Superintendency of Electricity. The Company's concession is being challenged for alleged non-compliance, primarily in relation to timing for submission of a reasonable execution plant for the Miguillas project to the Superintendency of Electricity and the timing of the conversion process of the Company's concession into a license, as required by the Electricity Law. The challenge is seeking the termination of the Company's concession.

         The Company believes that this action is without merit as the Company has fulfilled its obligations with respect to the submission of an execution plan for the Miguillas project to the Superintendency of Electricity and has taken appropriate actions on a timely basis to convert the Company's concession into a license.

         On November 13, 1998 the Superintendency of Electricity ruled that this action was unfounded. Upon appeal, the Superintendency of Electricity again confirmed its original decision on December 21, 1998. The claimant thereafter appealed to the General Sectorial Superintendency. On March 1, 1999 this Superintendency confirmed the previous rulings of the Superintendency of Electricity.

         On November 13, 1998 the Superintendency of Electricity ruled that this action was unfounded. Upon appeal, the Superintendency of Electricity again confirmed its original decision on December 21, 1998. The claimant thereafter appealed to the General Sectorial Superintendency. On March 1, 1999 this Superintendency confirmed the previous rulings of the Superintendency of Electricity.

         The claimant can appeal the administrative decisions of both Superintendencies on questions of law to the Bolivian Supreme Court within ninety days after the General Sectorial Superintendency's ruling. While the Company believes that such an appeal would be without merit, the Company cannot predict the final outcome of this matter. An adverse outcome could have a material adverse effect on the Company's financial condition.

         d. Under the terms of its Concession, the Company is obligated to expand its hydroelectric generation capacity serving La Paz. This expansion, which the Company refers to as the "Zongo Project", consists of adding new generation facilities and modernizing existing facilities located in the Zongo Valley and constructing transmission lines to transmit the increased generation capacity at a total estimated cost of $115,000 ($100,000 for generation and $15,000 for transmission). Construction of the Zongo Project was commenced in 1995 and is scheduled to be completed in mid-1999. The Company estimates that it will be required to spend approximately $10,000 to complete the Zongo Project (approximately $6,000 for generation facilities and $4,000 for transmission facilities), which will add approximately 65 MW to the Company's generation capacity. Under the Concession, the Company also was obligated to expand its La Paz distribution facilities, and during 1995 the Company expended approximately $4,825 for this purpose. Since the Company has divested itself of all of its distribution assets in early 1996, the Company is no longer required to expend funds for the expansion of its former distribution systems. In addition to the funds it has budgeted for the Zongo Project, it is anticipated that the Company will spend approximately $7,000 in the next two years on its regular capital expenditure program. The Company has funded the Zongo Project and its regular capital expenditure program with borrowings from financial institutions or possible equity financings, equipment financing, the proceeds from the sale its distribution subsidiaries and from internal cash generation. During 1998, 1997 and 1996, the Company expended $28,430, $39,015 and $25,522, respectively, on the Zongo Project. The total expenditures on the Zongo Project through December 31, 1998 were $105,000.

         e. At December 31, 1998, the Company had entered into purchase commitments with suppliers amounting to approximately $1,482, for which the Company has restricted collateral deposits amounting to $371.

7.       LONG TERM DEBT

         a. To finance the Company's El Alto generating facility, the Company entered into a seven-year loan agreement with BHN Multibanco, a Bolivian bank, and BHN Multibanco subsequently sold all of this loan to Corporacion Andina de Fomento ("CAF"). This loan bears interest at the rate of LIBOR (six months) plus 5 1/4%, payable semi-annually, with principal to be paid in ten equal semi-annual installments commencing September 1, 1997. At December 31, 1997 the Company had obligations under this loan of $11,911 ($2,647 current portion and $9,264 non-current portion). During 1998, the Company paid two principal installments amounting to $2,647 and in November 1998 prepaid the total outstanding principal amount of the loan.

         b. On August 13, 1997 the Company entered into a Credit Agreement with CAF pursuant to which the Company may borrow from CAF up to an aggregate principal amount of $75,000 (the "loan") for the financing of the Zongo Project. At December 31, 1998 the Company had obligations under this loan of $75,000.

         The loan bears an interest rate of LIBOR (six months) plus 4.50% on its A portion (40% of the principal amount) and LIBOR (six months) plus 4% on its B portion (60% of the principal amount). The loan is payable in variable semi-annual installments commencing on January 31, 1999.

         Under the Credit Agreement, the Company is now prohibited from declaring or paying any dividend or making any distribution on its share capital or purchasing, redeeming or otherwise acquiring any shares of capital stock of the Company or any option over the same, unless (i) immediately prior to declaring and paying such dividend or distribution the Company is in compliance with all material obligations under the loan documents, (ii) after making such payment or distribution, the Company is in compliance with certain financial ratios described below, (iii) the Debt Service Coverage Ratio (as defined in the CAF Agreement) for the four fiscal quarters most recently ended is not less than 1.25/1 and (iv) a default or event of default has not occurred and is not continuing, provided that the Company may, at any time that no default or event of default has occurred and is continuing, declare or pay dividends to the extent of the Unrestricted Dividend Balance (as defined in the CAF Agreement).

         The Credit Agreement also requires the Company to maintain certain financial ratios. The loan is collateralized by a mortgage on substantially all of the Company's assets.

         c. The payment schedule of the above-mentioned loan is as follows:

            1999                  $ 6,300
            2000                    7,650
            2001                    9,450
            2002                    9,450
            2003                   10,350
      after 2003                   31,800
                                  -------
                                  $75,000
                                  =======


8.       RELATED PARTY TRANSACTIONS

         On October 27, 1994, the Company entered into a Management Agreement (the "Management Agreement") with its then principal shareholder, Liberty Power/Cogentrix. Pursuant to the Management Agreement, Liberty Power/Cogentrix performed certain general, administrative and overhead functions for the Company. The Management Agreement provides the Company will pay Liberty Power/Cogentrix $320 per year, subsequently adjusted, effective January 1, 1996, to $329 per year, and reimburse up to an aggregate amount of $100 for travel expenses to be incurred by certain officers of the Company. The Management Agreement expired on December 20, 1996, but was extended to February 14, 1997.

9.       FOREIGN CURRENCY REQUIREMENTS

         There are currently no exchange controls in Bolivia and, while this situation continues, the Company sees no difficulty in meeting its foreign currency requirements.

10.      BOLIVIAN ECONOMIC SITUATION

         During 1998, inflation, measured by the official price index, decreased from 6.7% in 1997 to 4.4% in 1998. The Boliviano exchange rate changed from Bs
5.37 = US$ 1 at December 31, 1997 to Bs 5.65 = US$ 1 at December 31, 1998.

11.      QUARTERLY PERFORMANCE (UNAUDITED)


                                          FIRST          SECOND         THIRD          FOURTH          YEAR
                                         QUARTER        QUARTER        QUARTER        QUARTER
                                       -------------  -------------  -------------  -------------  --------------
1998

Operating Revenue                      $      6,257   $      5,740   $      5,092   $      6,650   $      23,739
Operating Income                              2,434          1,659            688          1,394           6,175
Net Income                                    1,638          1,020            332          2,174           5,164
Earnings Per Common Share                      0.39           0.24           0.07           0.53            1.23
Dividends Per Common Share                       --             --             --             --              --

1997

Operating Revenue                      $      5,703   $      5,473   $      4,674   $      5,826   $      21,676
Operating Income                              1,863          1,300          1,002          1,570           5,735
Net Income                                    1,961          1,672          1,265          1,297           6,195
Earnings Per Common Share                      0.47           0.38           0.30           0.32            1.47
Dividends Per Common Share                     5.00             --             --           8.32           13.32